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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34370

IESI-BFC Ltd
(Translation of registrant's name into English)

400 Applewood Crescent
2nd Floor
Vaughan, Ontario L4K 0C3
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☐        Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference into all outstanding Registration Statements of IESI-BFC Ltd filed with the U.S. Securities and Exchange Commission.

EXHIBIT LIST

Exhibit	Description
99.1	Management Information Circular dated April 18, 2011 (including the Notice of Annual Meeting of Shareholders)
99.2	Annual Report 2010
99.3	Form of Proxy and Voting Instruction Form for the Annual Meeting of Shareholders

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2011

IESI-BFC Ltd
By:	/s/ WILLIAM CHYFETZ Name: William Chyfetz Title: Vice President, Associate General Counsel and Secretary

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EXHIBIT LIST
SIGNATURE